UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated January 22, 2018

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On January 19, 2018, ArcelorMittal issued the press releases attached hereto as Exhibits 99.1 and 99.2 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated January 19, 2018, reporting that ArcelorMittal has announced its financial calendar for 2018.
Exhibit 99.2	Press release dated January 19, 2018, reporting that ArcelorMittal has announced the publication of full-year 2017 EBITDA sell-side analysts’ consensus figure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 19 January 2018

By:  /s/ Henk Scheffer

Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated January 19, 2018, reporting that ArcelorMittal has announced its financial calendar for 2018.
Exhibit 99.2	Press release dated January 19, 2018, reporting that ArcelorMittal has announced the publication of full-year 2017 EBITDA sell-side analysts’ consensus figure.